# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hanesbrands Inc., CIK 0001359841
CUSIP: 410345102
Title of class of securities: Common Stock, Par Value $0.01
Address of issuer's principal executive offices: 1000 East Hanes Mill Road, Winston-Salem, North Carolina (NC), 27105
Date of event which requires filing of this statement: 08/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0000060086
Persons authorized to receive notices and communications: Marc A. Alpert, SVP, GC, Loews Corporation, 9 West 57th Street, New York, New York (NY), 10019, (212) 521-2000

## Reporting persons
- LOEWS CORP (CIK 0000060086): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 31,900,000; shared voting power 0; sole dispositive power 31,900,000; shared dispositive power 0; aggregate amount beneficially owned 31,900,000 (9% of the class)
  Comment: Explanatory Note
  
  The Reporting Person filed Amendment No. 1 to Schedule 13G on February 14, 2025 with respect to its ownership of 21,635,000 shares, or approximately 6.1%, of the Common Stock, par value $0.01 per share ("Common Stock"), of Hanesbrands Inc., a Delaware corporation (the "Issuer"). As of August 12, 2025, the Reporting Person is required to change its beneficial ownership reporting with respect to the Issuer's Common Stock from Schedule 13G to Schedule 13D pursuant to Rule 13d-1(e) under the Exchange Act of 1934, as amended.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01
Name of issuer: Hanesbrands Inc.
Address of issuer's principal executive offices: 1000 East Hanes Mill Road, Winston-Salem, North Carolina (NC), 27105
Comment: This Schedule 13D relates to the Common Stock, par value $0.01 per share, of Hanesbrands Inc., a Delaware corporation, having its principal executive offices at 1000 East Hanes Mill Road, Winston-Salem, NC, 27105.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by Loews Corporation, a Delaware corporation having its principal executive offices at 9 West 57th Street, New York, New York 10019 (the "Reporting Person"). The Reporting Person is a holding company. Its consolidated operating subsidiaries are engaged in the following lines of business: commercial property and casualty insurance (CNA Financial Corporation, an approximately 92% owned subsidiary); transportation and storage of natural gas and natural gas liquids, olefins and other hydrocarbons (Boardwalk Pipeline Partners, LP, a wholly owned subsidiary) and the operation of a chain of hotels (Loews Hotels Holding Corporation, a wholly owned subsidiary). In addition, the Reporting Person owns approximately 53% of Altium Packaging LLC, an unconsolidated subsidiary accounted for under the equity method of accounting, which is engaged in the manufacture of rigid plastic packaging solutions.

Information with respect to the executive officers and directors of the Reporting Person, including name, business address, present principal occupation or employment, name, principal business and address of any corporation or other organization in which such employment is conducted, and beneficial ownership of Common Stock of the Issuer is listed on Schedule I hereto, which is incorporated herein by reference.

Neither the Reporting Person nor, to the best of its knowledge, any executive officer or director of the Reporting Person, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of the Reporting Person, all of its executive officers and directors are United States citizens.
Residence or business address: N/A
Present principal occupation or employment: N/A
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: N/A

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used $49,304,124 of its cash on hand to purchase 10,265,000 shares of Common Stock between February 14, 2025, the date of the Reporting Person's Amendment No. 1 to Schedule 13G with respect to the Common Stock, and August 12, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Issuer's Common Stock for investment purposes.

The Reporting Person regularly reviews the Issuer's business, performance, financial condition, results of operations, and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer. The Reporting Person may engage in communications with and express its views to, without limitation, one or more members of the board of directors of the Issuer, one or more officers of the Issuer, one or more shareholders of the Issuer, or other third parties or the public, regarding the Issuer, including but not limited to the Issuer's operations, governance, business, strategy or control, including actual or potential strategic transactions involving the Issuer, or plans or proposals which relate to or could result in any of the matters listed in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. As a result of these or other factors or any such discussions, the Reporting Person may from time to time, and reserves the right to, consider, study, formulate and actively participate in any plans or proposals regarding such matters. Such actions or transactions may also include, among others, the acquisition of additional shares of the Issuer's Common Stock or other securities or the sale of all or a portion of the Issuer's Common Stock or other securities now or hereafter beneficially owned by the Reporting Person. The Reporting Person reserves the right to change its intentions with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock to which this Schedule 13D relates is 31,900,000, representing 9.0% of the 353,731,138 shares of Common Stock of the Issuer outstanding (as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended June 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the 31,900,000 shares of Common Stock covered by this Schedule 13D.
Transactions in the class effected during the past sixty days: Information with respect to transactions in the Common Stock that were effected during the past sixty days by the Reporting Person is set forth on Schedule II hereto, which is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: The Reporting Person has the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- LOEWS CORP: /s/ Marc A. Alpert, Marc A. Alpert, Senior Vice President, General Counsel and Secretary (08/12/2025)